October 26, 2010

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
Attention: Michael Seaman, Esq

Re:           Consumer Portfolio Services, Inc.
Amendment Two to Registration Statement on Form S-1
Filed October 26, 2010
File number 333-168976

Ladies and gentlemen

We have today filed an amendment number two (the “Amendment”) to the registration statement identified above (the “Registration Statement”).  In the Amendment, we have responded to each of the comments furnished to us by the Division of Corporation Finance by letter dated October 22, 2010.

We provide below our responses to those comments, and reproduce the comments for ease of reference.

1. Please tell us whether you are currently offering and/or selling renewable unsecured subordinated notes. We note that you maintain active hyperlinks to your website-http://www.cpsnotes.com/faq.php#5 and htto:www.cpsnotes.com/download.php#subagreement-through which investors can obtain the documents and information necessary to purchase your notes. Please remove from your website all information relating to the offer and sale of securities for which there is not an effective registration statement.

We are not offering or selling renewable unsecured subordinated notes (“Renewable Notes”).  We ceased any such offering at the end of July 2010, prior to filing the registration statement that is the subject of this letter.  Pursuant to the terms of outstanding Renewable Notes, such notes renew in the absence of an affirmative election by the investor to have the notes repaid.  We have continued to permit investors to renew their existing notes upon their then existing terms (same term and interest rate), as is called for by the indenture governing such notes.  We believe that such renewals are neither offers nor sales for the purposes of Section 5 of the Securities Act, but are instead features of the outstanding notes.

If renewals were deemed to be offers or sales, we believe that they would be exempt from registration pursuant to Section 3(a)(9) of the Securities Act, since they would constitute exchanges with our existing securityholders exclusively, with no commissions or other remuneration being paid or given directly or indirectly for soliciting such exchanges.

With respect to the website, we had on August 20, 2010 revised the home-page www.cpsnotes.com to display an advisory that our offering of Renewable Notes has been suspended.  No links or pointers appear on that page. However, we note that the staff is correct that a member of the public, if aware of the URLs for lower-level pages on that website, could have retrieved those page(s) directly.  Our failure to disable those lower-level pages was an error.   Subsequent to receiving the October 22 Comment Letter,

we have had the website reprogrammed so that any other URL that includes the domain “cpsnotes.com” is now disabled.

2. We note the Form S-1/A filed October 19, 2010 for the purpose of removing from registration the securities that remained unsold in connection with the offering registered on Form S-2. Please withdraw the Form S-1/A and tag the document as a post-effective amendment on EDGAR.

We will, no later than October 27, 2010, withdraw the Form S-1/A that we filed on October 19. We will then refile it as a post-effective amendment.

3. We note the following question on your website: "Can CPS prepay my notes prior to maturity?" Please explain your answer in light of the repurchase prohibitions described in your filing.

We have revised the answer, to reflect that we are contractually prohibited from engaging in repurchases at this time.  As noted in our response to comment number one, we have disabled access to the FAQ page and other pages on the CPSnotes.com website.

4. We note your failure to satisfy the undertaking contemplated by Item 512(a)(1) of Regulation S-K in connection with your 2005 registration statement (file no. 333-121913). Please confirm that you will comply with the undertaking contemplated by Item 512(a)(1) in connection with your current registration statement. Please also confirm that you will update the prospectus at least quarterly, and more often as circumstances warrant. We note the disclosure on page 25 under the heading "Renewal or Redemption On Maturity," which is similar to disclosure contained in your 2005 registration statement.

We hereby confirm that we will comply with the undertaking contained in item 512(a)(1).  We note that such undertaking does not appear to have been applicable to the prior registration statement, insofar as the prior registration statement was amended post effectively (post-effective amendment filed April 11, 2006) to be a registration statement prepared in compliance with Form S-3.   At the time of our initial filing, on Form S-2, our market capitalization of common stock was too low to permit us to use Form S-3, but at the time we filed a post-effective amendment in 2006, we were eligible for Form S-3. We understood that our post-effective amendment to registration statement on Form S-3 was not subject to that particular undertaking.

Our market capitalization at present does not permit use of Form S-3.  We understand that we are therefore subject to the undertaking contained in item 512(a)(1), and we confirm that we will comply

We further confirm that we will update the prospectus contained in this registration statement at least quarterly, and more often as circumstances warrant.

The Offering

Use of Proceeds, page 4

5. We note the estimated use of proceeds of $49.7 million. Please revise this disclosure in light of the fact that you are offering only $30 million of securities.

In the amendment filed today, we have corrected the disclosure of our estimated use of proceeds on page 4, to conform to the disclosure on page 21.  Both now reflect estimated net proceeds of $29.5 million.

Risk Factors

We May Have Rescission Liability .... page 12

6. We note that you continued to offer and sell renewable unsecured subordinated notes subsequent to the expiration of the registration statement to which those securities related. Please tell us the total amount of securities that were sold and renewed after the expiration of the registration statement and the time period over which such offers and/or sales occurred. We note the disclosure relating to sales that occurred within twelve months of August 13, 2010.

We sold and renewed Renewable Notes after November 30, 2008 in the amounts set forth in the following table.  The table overstates our potential rescission liability, both because it extends beyond the one year limitations period under Section 13 of the Securities Act, and because it includes rollovers of renewed Renewable Notes.  That is, an investor who purchased a six-month Renewable Note in January 2009 and has held it ever since appears in the table in January 2009, in July 2009, in January 2010, and in July 2010.

month	sales	renewals
Dec-08	$ 70,000	$ 228,277
Jan-09	170,500	234,030
Feb-09	67,500	101,448
Mar-09	119,800	212,803
Apr-09	137,623	475,428
May-09	40,500	405,038
Jun-09	212,050	553,659
Jul-09	232,228	339,793
Aug-09	48,338	192,690
Sep-09	218,000	438,162
Oct-09	956,600	950,101
Nov-09	282,500	428,213
Dec-09	389,800	278,211
Jan-10	311,298	678,483
Feb-10	165,017	137,865
Mar-10	320,841	615,121
Apr-10	336,534	948,638
May-10	213,400	468,204
Jun-10	68,977	719,678
Jul-10	360,771	1,160,497
Aug-10	48,708	122,420
Sep-10	-	585,807
Oct-10	-	803,431

Recent Developments, page 18

7. Please revise to disclose selected financial data for the quarter ended September 30, 2010.

Our financial results for the quarter ended September 30, 2010 are not yet available.  Pursuant to our obligation to update the prospectus, as noted in response to comment number four, we understand that we are required to provide updated information to potential investors at the time that our quarterly report on Form 10-Q is filed.  We reconfirm our obligation and intention to do so.

If the comment refers to “Selected Financial Data” pursuant to item 301 of Regulation S-K, we note that we are a small business issuer, and that we are therefore not ordinarily required to provide the information described in that item.  We understand the comment to mean that such information as is required or provided in our prospectus should be updated no less frequently than on a quarterly basis.

Description of the Notes, page 22

8. We note your statement that you may modify or supplement the terms of the notes from time to time in a supplement to the indenture and a supplement to this prospectus. Please tell us the types of modifications or supplements that you contemplate making in this manner.

We do not plan to modify the indenture governing the Renewable Notes.  We provided the cautionary disclosure noted by the staff because we think it is of at least some interest to a potential investor that we have the authority to make some changes to the governing indenture.  We describe the ability to modify the indenture and the limitations on the ability in greater detail on pages 30 and 31of the prospectus included in the registration statement.  That description is unchanged from our previous filing.  We believe that the description fairly summarizes the provisions of the indenture concerning its amendment (Sections 9.1 and 9.2 of the indenture).

*                      *                      *                      *

We confirm our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures included in the Registration Statement.

We plan to request acceleration of the effectiveness of the Registration Statement as soon as such a request can reasonably be accommodated.

Very truly yours
CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura